UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025576 109

(CUSIP Number)

J. Casey Crenshaw

1655 Louisiana Street

Beaumont, Texas 77701

409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 025576 109

(1)	Names of Reporting Persons JCH Crenshaw Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,101,110 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,101,110 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,110 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.84% (1)

(14)	Type of Reporting Person (See Instructions) OO

                        (1) Includes (i) 463,828 shares of common stock, par value $0.001 of the Company (“Common Stock”) currently held by JCH Crenshaw Holdings, LLC (“JCH”), (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, par value $0.001 per share, currently held by JCH and purchased pursuant to the Securities Purchase Agreement by and between the Company and JCH dated as of April 13, 2012 (the “Securities Purchase Agreement”) at $5.00 per share and repriced pursuant to the repricing agreement by and between the Company and JCH dated as of August 1, 2017 (the “Repricing Agreement”), at $2.26 per share (the “Series A Preferred Stock”), (y) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) and (iii) 99,893 shares of Common Stock that JCH has the right to acquire within 60 days of the date hereof as a dividend (the “Series A Preferred Stock Dividend”) on the Series A Preferred Stock held by JCH pursuant to the Articles of Restatement of Articles of Incorporation of the Company, as amended.

(2) Calculated based upon 11,553,421 shares of Common Stock deemed to be outstanding, which includes (i) 8,916,139 shares of Common Stock issued and outstanding as of July 31, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the Commission on August 14, 2018 (the “2018 Form 10-Q”), (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants, and (iii) 99,893 shares of Common Stock issuable as the Series A Preferred Stock Dividend.

CUSIP No. 025576 109

(1)	Names of Reporting Persons J. Casey Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,101,110 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,101,110 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,110 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.84% (1)

(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 463,828 shares of Common Stock currently held by JCH, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock currently held by JCH, (y) exercise of the Series A Warrants currently held by JCH and (z) exercise of the Series B Warrants currently held by JCH and (iii) 99,893 shares of Common Stock receivable by JCH as the Series A Preferred Stock Dividend.  J. Casey Crenshaw may be deemed to share voting and dispositive power over the securities held by JCH; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). J. Casey Crenshaw disclaims any beneficial ownership of the securities owned by JCH in excess of his pecuniary interest in such securities.

(2) Calculated based upon 11,553,421 shares of Common Stock deemed to be outstanding, which includes (i) 8,916,139 shares of Common Stock issued and outstanding as of July 31, 2018, as reported in the 2018 Form 10-Q, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants and (iii) 99,893 shares of Common Stock issuable as the Series A Preferred Stock Dividend.

This Amendment No. 6 to the Statement on Schedule 13D (this “Amendment No. 6”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American Electric Technologies, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), and  J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw” and, together with JCH, the “Reporting Persons”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 27, 2018 (“Amendment No. 3”), Amendment No. 4 to the original Schedule 13D filed on August 7, 2018 (“Amendment No. 4”) and Amendment No. 5 to the original Schedule 13D filed on August 21, 2018 (“Amendment No. 5” and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 4.         Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons are filing this Amendment No. 6 to report, as further described below, the dismissal, without prejudice, of the lawsuits between JCH and the Company discussed in Amendment No. 5.

On August 6, 2018, the Company announced that it had entered into an asset purchase agreement to sell the U.S. assets of its wholly-owned subsidiary M&I Electronic Industries, Inc. (“M&I”) to a third party. The Company’s sole assets are its interests in its direct and indirect subsidiaries. JCH reported that it had commenced a lawsuit against the Company to enforce its rights as the sole preferred shareholder of the Company for distribution upon the sale of all or substantially all of the Company’s property or business (a “Liquidation Event”). As the sole holder of the Company’s Series A Preferred Stock, upon a Liquidation Event, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock, JCH is entitled to receive its liquidation preference, or $5.00 per share of Series A Preferred Stock, plus all unpaid dividends (the “Liquidation Preference”).

On August 17, 2018, JCH made written demand to the Company for distribution of its Liquidation Preference. The Company, however, rejected JCH’s assertion that the sale of the domestic-based operations of M&I constituted a Liquidation Event. Subsequently, JCH attempted to resolve the dispute without commencing legal proceedings. On August 20, 2018, the Company initiated a lawsuit in the District Court of Harris County, Texas, seeking a declaration that the Liquidation Preference obligation has not been triggered. On August 21, 2018, without knowledge of the Company’s lawsuit, JCH filed a lawsuit against the Company in the District Court of Harris County, Texas to enforce its Liquidation Preference rights. As of October 29, 2018, both lawsuits have been voluntarily dismissed, without prejudice.

Item 5.         Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 8,916,139 shares of Common Stock issued and outstanding as of July 31, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the Commission on August 14, 2018 (the “2018 Form 10-Q”)), is as follows:

The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the exercise of the Warrants and the receipt of the Series A Preferred Stock Dividend, and the percent of outstanding Common Stock, beneficially owned by the Reporting Persons. All percentages are calculated on the basis of a total of 11,553,421 shares of Common Stock deemed to be outstanding, which includes (i) 8,916,139 shares of Common Stock issued and outstanding as of July 31, 2018, as reported in the 2018 Form 10-Q, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants and (iii) 99,893 shares of Common Stock issuable as the Series A Preferred Stock Dividend.

	Common Stock		Series A Preferred Stock (on as converted basis)		Warrants		Percent of
Name:	Sole:	Shared:	Sole:	Shared:	Sole:	Shared:	Class(1)
JCH Crenshaw Holdings, LLC	0	563,721	0	2,212,389	0	325,000	26.84%
J. Casey Crenshaw	0	563,721	0	2,212,389	0	325,000	26.84%

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each Reporting Person represents the number of shares of Common Stock beneficially owned by the Reporting Person plus the securities the Reporting Person has a right to acquire within 60 days plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such Reporting Person divided by the number of shares outstanding plus the securities the Reporting Person has a right to acquire within 60 days plus the number of derivative securities (on an as converted basis) beneficially owned by such Reporting Person.

Mr. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by JCH by virtue of being the sole managing member of JCH pursuant to JCH’s limited liability company agreement. Mr. Crenshaw disclaims beneficial ownership of the reported securities held by JCH except to the extent of his pecuniary interest therein, and this Amendment No. 6 shall not be deemed an admission that Mr. Crenshaw is the beneficial owner of the reported securities held by JCH for purposes of Section 16 or for any other purpose.

(c)          Except as set forth below, there have been no reportable transactions with respect to the Common Stock by the Reporting Persons during the past 60 days.

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:		Average Price Per Share:	Type of Transaction:	Where and How Transaction Effected:
JCH Crenshaw Holdings, LLC	9/30/2018	99,893	(1)	$0	Acquisition	Dividend on Series A Convertible Preferred Stock in the form of Common Stock

(1) Represents the number of shares of Common Stock that JCH has the right to acquire within 60 days as the Series A Preferred Stock Dividend pursuant to the Articles of Restatement of Articles of Incorporation of the Company, as amended.

(d)         Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)          Not applicable.

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit D*:	Joint Filing Agreement

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2018	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit D*	Joint Filing Agreement.

* Filed herewith

Exhibit D

JOINT FILING AGREEMENT

The undersigned agree as follows:

(i) each of them is individually eligible to use the Amendment No. 6 to Schedule 13D to which this Exhibit is attached, and such Amendment No. 6 to Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Amendment No. 6 to Schedule 13D, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: November 8, 2018	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

D-1